Target Hospitality Corp.
9320 Lakeside Boulevard, Suite 300

The Woodlands, TX 77381

November 28, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Nana McLean
Ruairi Regan

Re:	Target Hospitality Corp.
Registration Statement on Form S-4 (File No. 333-268474)

Ladies and Gentlemen:

On behalf of Target Hospitality Corp. (the “Company”), the undersigned hereby requests, pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, that the effective time of the Registration Statement on Form S-4 (File No. 333-268474) (the “Registration Statement”) of the Company be accelerated to 4:00 p.m. on Wednesday, November 30, 2022, or as soon as practicable thereafter. The Company respectfully requests that you notify Jeffrey J. Pellegrino of such effectiveness by a telephone call to (212) 610-6463.

Please contact Jeffrey J. Pellegrino at Allen & Overy LLP at (212) 610-6463 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

TARGET HOSPITALITY CORP.

By:	/s/ Heidi D. Lewis
	Name:	Heidi D. Lewis
	Title:	Executive Vice President, General Counsel and Secretary

cc: Jeffrey J. Pellegrino, Esq.